C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

[redacted]

08000528

Ref : BC/CPP/009/08

BY AIRMAIL

17th January, 2008

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch
(w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 17th January, 2008 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

1. Document : Announcement in relation to the unusual price and trading volume movements
   Date : 16th January, 2008
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.
(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

UNUSUAL PRICE AND TRADING VOLUME MOVEMENTS

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted today's increase in the share price and trading volume of the shares of C.P. Pokphand Co. Ltd. (the "Company") and wish to state that the directors of the Company (the "Directors") are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the board of Directors (the "Board") aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board
Chan Pui Shan, Bessie
Company Secretary

Hong Kong, 16 January, 2008

As at the date of this announcement, the Board comprises twelve executive directors, namely Mr Sumet Jiaravanon, Mr Dhanin Chearavanont, Mr Thanakorn Seriburi, Mr Meth Jiaravanont, Mr Anan Athigapanich, Mr Damrongdej Chalongphuntarat, Mr Robert Ping-Hsien Ho, Mr Bai Shanlin, Mr Soopakij Chearavanont, Mr Nopadol Chiaravanont, Mr Benjamin Jiaravanon and Mr Narong Chearavanont, and three independent non-executive directors, namely Mr Kowit Wattana, Mr Sombat Deo-isres and Mr Ma Chiu Cheung, Andrew.

END